EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

	Six months ended June 30, 2010		Year Ended December 31
Dollars in millions			2009		2008		2007		2006		2005
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,731		$3,135		$946		$1,612		$3,737		$1,801
Add:
Distributed income of equity investees	87		171		157		124		20
Fixed charges excluding interest on deposits	509		1,396		1,026		1,208		778		610
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	70		126		122		101		33		20
Interest capitalized	1		3
Earnings excluding interest on deposits	2,256		4,573		2,007		2,843		4,502		2,391
Interest on deposits	525		1,741		1,485		2,053		1,590		981
Total earnings	$2,781		$6,314		$3,492		$4,896		$6,092		$3,372
Fixed charges
Interest on borrowed funds	$419		$1,225		$961		$1,143		$719		$552
Interest component of rentals	69		131		64		64		59		58
Amortization of notes and debentures	20		37		1		1
Interest capitalized	1		3
Fixed charges excluding interest on deposits	509		1,396		1,026		1,208		778		610
Interest on deposits	525		1,741		1,485		2,053		1,590		981
Total fixed charges	$1,034		$3,137		$2,511		$3,261		$2,368		$1,591
Ratio of earnings to fixed charges
Excluding interest on deposits	4.43	x	3.28	x	1.96	x	2.35	x	5.79	x	3.92	x
Including interest on deposits	2.69		2.01		1.39		1.50		2.57		2.12

(1)	As defined in Item 503(d) of Regulation S-K.